Exhibit 99.5
Investment in other corporation(Seah Steel)
1. Details of company concerned
— Name of company (nationality) : Seah Steel
— Total capital : KRW 24,000,000,000
— Total number of outstanding shares : 4,800,000
— Main business : to product and sell the steel pipe
2. Details of investment
— Number of shares to be acquired : 540,000
— The amount of investment : KRW 18,792,000,000 (0.10% of total equity)
— Number of shares after investment: 540,000 (10.11% of total outstanding shares)
— The purpose of investment: to strengthen cooperation and strategic alliance for API steel pipes.
— Scheduled date of acquiring(can be changed): 7. Feb. 2007